Exhibit 1.01

Cerus Corporation

Conflict Minerals Report

For The Year Ended December 31, 2014

This is the Conflict Minerals Report (the “Report”) of Cerus Corporation (“Cerus,” “we” or “us”) for calendar year 2014 (the “Reporting Period”) in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as columbite-tantalite, cassiterite, gold, wolframite and their derivatives, which are limited to tin, tungsten and tantalum for the purposes of this assessment (“Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, Cerus contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. Please refer to the Rule, Form SD and the Exchange Act Release No. 3467716 for definitions to the terms used in this Report, unless otherwise defined herein.

1.	Company and Product Overview

Cerus is a biomedical products company focused on the field of blood safety. Cerus currently markets and sells the INTERCEPT Blood System for both platelets and plasma (the “platelet system” and “plasma system,” respectively) in Europe, the Commonwealth of Independent States, the Middle East, the United States and selected countries in other regions around the world. Both our platelet system and plasma system employ the same technology. Platelet or plasma components collected from blood donors are transferred into plastic INTERCEPT disposable kits and are mixed with our proprietary compound, amotosalen, a small molecule compound which has an affinity for nucleic acid. The disposable kits are then placed in the INTERCEPT Illuminator, an illumination device (the “Illuminator”), where the mixture is exposed to ultra-violet A, or UVA, light. If pathogens such as viruses, bacteria or parasites are present in the platelet or plasma components, the energy from the UVA light causes the amotosalen to bond with the nucleic acid. Since platelets and plasma do not rely on nucleic acid for therapeutic efficacy, the INTERCEPT Blood System is designed to preserve the therapeutic function of the platelet and plasma components when used in human transfusions.

For the Reporting Period, the Illuminator was the only product that we contracted to manufacture that contained Conflict Minerals necessary to its functionality or production. The Illuminator is manufactured by our supplier according to Cerus-provided specifications and contains over 400 electronic components purchased from over 50 of our supplier’s upstream component manufacturers. Due to the Illuminator’s level of regulatory classification in most jurisdictions where it is sold, changes to its design or components will require significant regulatory review and approval. In 2014, eighty illuminators were produced. The supply chain for the components of the Illuminator is complex and includes many third-party suppliers between the ultimate manufacturer of the Illuminator and the original sources of the Conflict Minerals contained therein. We do not purchase any Conflict Minerals directly from mines, smelters or refiners and do not make any purchases in any of the Covered Countries. Therefore, we must rely on our direct supplier and its upstream component manufacturers to provide information on the origin of the Conflict Minerals contained in the components and materials used in the manufacture of the Illuminator.

2.	Reasonable Country of Origin Inquiry

Cerus conducted a good faith reasonable county of origin inquiry (the “RCOI”) regarding the Conflict Minerals contained in the components and materials used in the manufacture of the Illuminator that was reasonably designed to determine whether any of such Conflict Minerals originated in a Covered Country or were from recycled or scrap sources. As a result of such

RCOI, we were unable to reliably determine that all of such Conflict Minerals did not originate in a Covered Country or were from recycled or scrap sources and thus conducted further diligence on the source and chain of custody of such Conflict Minerals.

3.	Due Diligence Effort

Our due diligence efforts were designed to conform to the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten, in a manner that is consistent with our position as a downstream company in the Conflict Minerals supply chain. Specifically, Cerus took the following steps in its due diligence effort:

•	Determined which Conflict Minerals are necessary to the functionality or production of the Illuminator;

•	Partnered with our supplier to utilize a third-party software program to analyze our supplier’s supply chain to determine which Conflict Minerals contained in the Illuminator were sourced from Covered Countries, if any;

•	Reviewed the software reports, including EICC/GeSI Conflict Minerals Reporting templates completed by our supplier’s component suppliers for both our first and second generations of the Illuminator;

•	Identified the most critical components of the Illuminator that contain Conflict Minerals (the “Critical Components”) and will work with our supplier to assist in forming questions to survey our supplier’s upstream supplier or distributor of these Critical Components, in cases where insufficient or unreliable information was provided as part of our due diligence process; and

•	Partnered with our supplier to identify the most valuable components of the Illuminator that contain Conflict Minerals (the “High-Value Components”) and will work with our supplier to assist in forming questions to survey our supplier’s upstream supplier or distributor of these High-Value Components, in cases where insufficient or unreliable information was provided as part of our due diligence process.

Cerus’ manufacturing and legal departments were involved in the diligence process and engaged directly with the project team of the Illuminator’s supplier on a number of occasions to obtain information about the upstream supply of components containing Conflict Minerals. Due to the large number of suppliers upstream of the Illuminator supplier, as well as the relatively small percentage of the Illuminator supplier’s business that the manufacture of the Illuminator comprises, Cerus was unable to obtain complete information regarding the source and chain of custody for all of the Conflict Minerals contained in components of the Illuminator. The EICC templates that were completed by component suppliers and provided as part of our diligence effort included information only at the company level (i.e., identifying smelters and refiners that process Conflict Minerals for all of the products of that supplier) and did not specify which smelters or refiners were the source of Conflict Minerals in the particular components furnished to the Illuminator supplier for use in the Illuminator. Similarly, the EICC templates did not specify the country of origin for Conflict Minerals in the particular components furnished to the Illuminator supplier. We plan to conduct further diligence for the Critical Components and the High-Value Components to more reliably determine the source of any Conflict Minerals contained therein. As a result, based on the diligence performed to date, we determined that we did not have sufficient information to reasonably or reliably identify the particular smelters or refiners that processed the Conflict Minerals contained in the Illuminator or the country of origin of such Conflict Minerals, and thus did not list the smelters or refiners or countries of origin in this Report. To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, Cerus performed the due diligence measures described above.

Cerus intends to take the following steps to improve its due diligence: (a) continue to maintain close contact with the Illuminator supplier to improve upon having a conflict-free supply chain; (b) increase the transparency of our supply chain by determining and identifying the affected suppliers’ smelters and origins of Conflict Minerals; and (c) review supplier contracts to include a clause relating to sourcing of Conflict Minerals.